SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Matador Resources Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

576485205

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576485205		13G

1	Names of Reporting Persons General Mills Group Trust

2	Check the Appropriate Box if a Member of a Group * (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,405,109

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,405,109

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,405,109

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares * ☐

11	Percent of Class Represented by Amount in Row 9 6.1%

12	Type of Reporting Person (See Instructions) EP

Item 1.
	(a)	Name of Issuer: Matador Resources Company
	(b)	Address of Issuer’s Principal Executive Offices: 5400 LBJ Freeway Suite 1500 Dallas, TX 75240

Item 2.
	(a)	Name of Person Filing: General Mills Group Trust (“Group Trust”)
	(b)	Address of Principal Business Office or, if none, Residence: c/o Benefit Finance Committee of General Mills, Inc. Number One General Mills Boulevard Minneapolis, MN 55426
	(c)	Citizenship: Massachusetts
	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share
	(e)	CUSIP Number: 576485205

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________

Item 4.	Ownership.
(a) Amount beneficially owned: As of December 31, 2012, the Group Trust is the beneficial owner of 3,405,109 common shares.
(b)

Percent of class:

The Group Trust is the beneficial owner of 6.1% of the Issuer’s outstanding common shares, based on 55,569,667 shares outstanding as of November 14, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote Group Trust: None
(ii) Shared power to vote or to direct the vote Group Trust: 3,405,109
(iii) Sole power to dispose or to direct the disposition of Group Trust: None
(iv) Shared power to dispose or to direct the disposition of Group Trust: 3,405,109

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2013

GENERAL MILLS GROUP TRUST

By: Benefit Finance Committee of General Mills, Inc.

By:	/s/ Marie Pillai
Marie Pillai
Executive Secretary